Exhibit 99.3

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, April 30, 2010
First quarter 2010 results
Main results1-2

•	Adjusted net income[3]	2.3 billion euros	+9%
		3.2 billion dollars	+15%
		1.02 euros per share	+8%
		1.42 dollars per share	+15%
•	Net income (Group share)	2.6 billion euros	+14%
Highlights since the beginning of the first quarter 2010
•	First quarter 2010 Upstream production of 2,427 kboe/d, an increase of 4.5% compared to the first quarter 2009

•	Started up Yemen LNG second liquefaction train

•	Launched Surmont Phase 2 in Canada, Laggan and Tormore gas fields in the UK North Sea

•	Acquired a 25% interest in Chesapeake’s Barnett Shale unconventional gas portfolio in Texas

•	Drilled three discoveries in deep-offshore Angola blocks 17/06 and 15/06

•	Added exploration opportunities with the acquisition of an interest in a concession in Kazakhstan in the exploration phase and obtained a permit to evaluate the unconventional gas potential in the south of France

•	Divested Upstream assets in Norway, Valhall and Hod, and in the Gulf of Mexico, Virgo and Matterhorn

•	Divested the Specialty chemicals consumer products unit Mapa Spontex

•	Announced a project to repurpose the Dunkirk site after halting refining activities

•	Announced the merger of the Total’s refining and marketing assets in Italy with ERG to create a combined entity in which Total will have a 49% interest

•	Filing of a public tender offer followed by a squeeze out for the outstanding Elf Aquitaine shares

[1]	percent changes are relative to the same period 2009.

[2]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.3829 $/€ in the first quarter 2010, 1.3029 $/€ in the first quarter 2009, 1.4779 $/€ in the fourth quarter 2009.

[3]	adjusted net income = net income using replacement cost (Group share), adjusted for special items and excluding Total’s share of adjustments related to Sanofi-Aventis. Detail of adjustment items shown on page 15.

The Board of Directors of Total, led by Chairman Thierry Desmarest, met on April 29, 2010 to review the Group’s first quarter 2010 accounts. Adjusted net income was 2,296 million euros (M€), an increase of 9% compared to the first quarter 2009. Expressed in dollars, adjusted net income increased by 15%.
Commenting on the results, Christophe de Margerie said :
“In the first quarter 2010, the Brent oil price increased by more than 70% compared to the first quarter 2009 and by 3% compared to the fourth quarter 2009. Natural gas prices have evolved far less favorably, under pressure from markets that remain oversupplied. The European refining margin indicator rebounded from the very weak level in the fourth quarter 2009, but the environment for refining remains difficult. Chemicals benefited from market conditions that were more favorable than in 2009. The dollar averaged 1.38 $/€.
In this context, adjusted net income rose to 3.2 billion dollars (B$) in the first quarter 2010, a 15% increase compared to the first quarter 2009. The first quarter 2010 confirms our return to production growth with an increase of 4.5% compared to the first quarter 2009, one of the best performance among the majors. In addition, Total has demonstrated in each of its business segments its ability to strengthen and adapt its portfolio. In the first quarter, the Group generated 3.6 B$ of net cash flow and ended the quarter with a net-debt-to-equity ratio of 21.5%.
These figures confirm the operational and financial strength of the Group and demonstrate its ability to pursue its policy for investment and dividend.
In the Upstream, the Group has accessed new resources thanks to exploration success in Angola and its acquisition of unconventional gas in the US. At the same time, Total has launched two new major projects – Surmont Phase 2 in Canada, and Laggan-Tormore in the UK North Sea. These projects, which will contribute to our medium-term production growth, have benefited from a sizable reduction in their cost and this has strengthened their profitability. In addition, the Group is optimizing its Upstream portfolio through the sale of mature assets in Norway and the U.S.
In the Downstream, the project to transform the Dunkirk site and the merger of its refining and marketing assets in Italy with Erg illustrates the will of the Group to adapt in a responsible manner to a more competitive environment marked by structurally lower market demand in OECD countries.
The Chemicals segment has benefited from the economic recovery since the start of the year thanks to its improved competitiveness in mature areas, production growth in emerging countries and development of more value-added products. In addition, the Group completed the sale of its consumer products Mapa Spontex unit in April.
Through these actions, Total continues to demonstrate its ability to act and to strengthen itself by anticipating changes in its environment, while maintaining a priority on safety and operational excellence, as well as innovation and consideration for social and environmental issues.
With higher profits and a strong balance sheet in the first quarter, we look confidently on the rest of 2010. With the benefit of growing production, we will remain committed to improving profitability and pursuing ongoing development.”
♦ ♦ ♦

● Key figures4

in millions of euros
except earnings per share and number of shares	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Sales	37,603	36,228	30,041	+25%

Adjusted operating income from business segments	4,506	3,985	3,615	+25%

Adjusted net operating income from business segments	2,283	2,071	2,050	+11%
• Upstream	1,971	1,948	1,482	+33%
• Downstream	155	51	600	-74%
• Chemicals	157	72	(32)	na

Adjusted net income	2,296	2,081	2,113	+9%

Adjusted fully-diluted earnings per share (euros)	1.02	0.93	0.95	+8%

Fully-diluted weighted-average shares (millions)	2,242.7	2,241.4	2,235.4	—

Net income (Group share)	2,613	2,065	2,290	+14%

Investments[5]	3,709	3,524	2,935	+26%
Investments including net investments in equity affiliates and non-consolidated companies[5]	3,644	3,419	2,840	+28%
Divestments	1,048	944	472	x2.2

Cash flow from operations	5,260	1,889	3,994	+32%

Adjusted cash flow from operations	3,739	3,408	3,372	+11%

in millions of dollars[6]
except earnings per share and number of shares	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Sales	52,001	53,541	39,140	+33%

Adjusted operating income from business segments	6,231	5,889	4,710	+32%

Adjusted net operating income from business segments	3,157	3,061	2,671	+18%
• Upstream	2,726	2,879	1,931	+41%
• Downstream	214	75	782	-73%
• Chemicals	217	106	(42)	na

Adjusted net income	3,175	3,076	2,753	+15%

Adjusted fully-diluted earnings per share (dollars)	1.42	1.37	1.23	+15%

Fully-diluted weighted-average shares (millions)	2,242.7	2,241.4	2,235.4	—

Net income (Group share)	3,614	3,052	2,984	+21%

Investments[5]	5,129	5,208	3,824	+34%
Investments including net investments in equity affiliates and non-consolidated companies[5]	5,039	5,053	3,700	+36%
Divestments	1,449	1,395	615	x2.4

Cash flow from operations	7,274	2,792	5,204	+40%

Adjusted cash flow from operations	5,171	5,037	4,393	+18%

[4]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of adjustments related to Sanofi-Aventis; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 15.

[5]	including acquisitions.

[6]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

● First quarter 2010 results
     > Operating income
In the first quarter 2010, the Brent oil price averaged 76.4 $/b, an increase of 72% compared to the first quarter 2009 and 3% compared to the fourth quarter 2009. The European refining margin indicator (ERMI) averaged 29.5 $/t in the first quarter 2010, a slight decrease from the first quarter 2009, but a sharp increase compared to the very weak fourth quarter 2009 average of 11.7 $/t. Chemicals benefited from an improved environment, particularly the Specialty chemicals, which benefited from a rebound in demand compared to the first quarter 2009.
The euro-dollar exchange rate averaged 1.38 $/€ in the first quarter 2010 compared to 1.30 $/€ in the first quarter 2009 and 1.48 $/€ in the fourth quarter 2009.
In this environment, the adjusted operating income from the business segments7 was 4,506 M€, an increase of 25% compared to the first quarter 2009. Expressed in dollars, the increase was 32%.
The effective tax rate8 for the business segments increased from 52% in the first quarter 2009 to 57% in the first quarter 2010, essentially due to an increase in the effective tax rate for the Upstream combined with an increase in the weight of the Upstream in the Group’s results. The average effective tax rate for the business segments was stable compared to the fourth quarter 2009.
Adjusted net operating income from the business segments was 2,283 M€ in the first quarter 2010 compared to 2,050 M€ in the first quarter 2009, an increase of 11%.
The smaller increase, relative to the increase in adjusted operating income, is essentially due to the higher effective tax rate between the two quarters.
Expressed in dollars, adjusted net operating income from the business segments was 3.2 B$, an increase of 18% compared to the first quarter 2009 and 3% compared to the fourth quarter 2009.
> Net income
Adjusted net income was 2,296 M€ compared to 2,113 M€ in the first quarter 2009, an increase of 9%. Expressed in dollars, adjusted net income increased by 15%.
This excludes the after-tax inventory effect, special items, and the Group’s equity share of adjustment items related to Sanofi-Aventis.
•	The after-tax inventory effect had a positive impact on net income of 344 M€ in the first quarter 2010 and a positive impact of 327 M€ in the first quarter 2009.
•	The Group’s share of adjustment items related to Sanofi-Aventis had a negative impact on net income of 41 M€ in the first quarter 2010 and a negative impact on net income of 63 M€ in the first quarter 2009.
•	Special items had a positive impact on net income of 14 M€ in the first quarter 2010 and a negative impact on net income of 87 M€ in the first quarter 2009.
Reported net income (Group share) was 2,613 M€ in the first quarter 2010 compared to 2,290 M€ in the first quarter 2009.
The effective tax rate8 for the Group was 57% in the first quarter 2010.
The Group did not buy back shares in the first quarter 2010. Adjusted fully-diluted earnings per share, based on 2,242.7 million fully-diluted weighted-average shares, was 1.02 euros compared to 0.95 euros in the first quarter 2009, an increase of 8%.
Expressed in dollars, adjusted fully-diluted earnings per share rose by 15% to $1.42.

[7]	special items affecting operating income from the business segments had a negative impact of 50 M€ in the first quarter 2010 and a negative impact of 103 M€ in the first quarter 2009.

[8]	defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

     > Investments — divestments9
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 2.4 B€ (3.4 B$) in the first quarter 2010 compared to 2.7 B€ (3.6 B$) in the first quarter 2009.
Acquisitions were 1.2 B€ in the first quarter 2010, comprised essentially of interests in the Barnett Shale and the Laggan Tormore blocks.
Asset sales in the first quarter 2010 were 965 M€, comprised essentially of Sanofi-Aventis shares.
Net investments10 were 2.7 B€ (3.7 B$) in the first quarter 2010 compared to 2.5 B€ (3.2 B$) in the first quarter 2009.
     > Cash flow
Cash flow from operating activities was 5,260 M€ in the first quarter 2010, an increase of 32% compared to the first quarter 2009.
Adjusted cash flow from operations11 was 3,739 M€, an increase of 11%.
Expressed in dollars, adjusted cash flow from operations was 5.2 B$, an increase of 18%.
Net cash flow12 for the Group was 2,599 M€ compared to 1,531 M€ in the first quarter 2009, an increase of 70%.
Expressed in dollars, net cash flow for the Group was 3.6 B$ in the first quarter 2010, an increase of 80% compared to the first quarter 2009.
The net-debt-to-equity ratio was 21.5% on March 31, 2010 compared to 26.6% on December 31, 2009 and 19.1% on March 31, 2009.

[9]	detail shown on page 16.

[10]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[11]	cash flow from operations at replacement cost before changes in working capital.

[12]	net cash flow = cash flow from operations + divestments – gross investments.

•	Analysis of business segment results

Upstream
     > Environment — liquids and gas price realizations*

	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Brent ($/b)	76.4	74.5	44.5	+72%
Average liquids price ($/b)	74.2	70.6	41.5	+79%
Average gas price ($/Mbtu)	5.06	5.07	5.98	-15%
Average hydrocarbons price ($/boe)	55.5	54.4	38.8	+43%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.
Total’s average realized hydrocarbons price increased by 43% compared to the first quarter 2009. This reflects a 79% increase in the average realized liquids price, which was greater than the increase in the Brent price, and a 15% decrease in the average realized natural gas price, due to the lag effect in certain gas contract price formulas and portfolio mix effects.
     > Production

Hydrocarbon production	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Combined production (kboe/d)	2,427	2,377	2,322	+5%
• Liquids (kb/d)	1,373	1,404	1,413	-3%
• Gas (Mcf/d)	5,829	5,320	4,957	+18%
In the first quarter 2010, hydrocarbon production was 2,427 thousand barrels of oil equivalent per day (kboe/d), an increase of 4.5% compared to the first quarter 2009, essentially as a result of :
•	+6% for production ramp-ups on new fields, net of the normal decline,

•	+1% for lower OPEC reductions and an improvement in gas demand,

•	+1% for lower levels of disruptions in Nigeria related to security issues,

•	-3.5% for the price effect[13].
The impacts on production from changes in the portfolio offset one another between the two quarters.

[13]	impact of changing hydrocarbon prices on entitlement volumes.

> Results

in millions of euros	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Adjusted operating income*	4,161	3,908	2,892	+44%
Adjusted net operating income*	1,971	1,948	1,482	+33%
• includes income from equity affiliates	335	293	227	+48%

Investments	3,143	2,429	2,250	+40%
Divestments	87	77	129	-33%
Cash flow from operating activities	4,680	2,825	2,578	+82%
Adjusted cash flow	3,124	3,168	2,679	+17%

*	detail of adjustment items shown in the business segment information annex to financial statements.
Adjusted net operating income for the Upstream segment was 1,971 M€ in the first quarter 2010 compared to 1,482 M€ in the first quarter 2009, an increase of 33%. Expressed in dollars, adjusted net operating income for the Upstream segment increased by 41%, reflecting the impacts of higher oil and gas prices and, to a lesser extent, the increase in production.
The effective tax rate for the Upstream segment was 60% compared to 58% in the first quarter 2009, reflecting mainly the impact of higher oil prices and portfolio mix effects. The effective tax rate for the Upstream segment was 58% in the fourth quarter 2009.
The return on average capital employed (ROACE14) for the Upstream segment for the twelve months ended March 31, 2010 was 18%, unchanged from the full year 2009. The annualized first quarter 2010 ROACE for the Upstream segment was 20%.

[14]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

Downstream
     > Refinery throughput and utilization rates*

	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Total refinery throughput (kb/d)	1,993	2,055	2,236	-11%
• France	680	701	895	-24%
• Rest of Europe	1,050	1,104	1,086	-3%
• Rest of world	263	250	255	+3%
Utilization rates
• Based on crude only	73%	75%	81%
• Based on crude and other feedstock	77%	79%	86%

*	includes share of CEPSA.
Refinery throughput decreased by 11% compared to the first quarter 2009, mainly due to the shutdown of the Dunkirk refinery and a distillation unit at the Normandy refinery. Compared to the fourth quarter 2009, the 3% throughput decrease was mainly due to unscheduled maintenance at certain refineries and the impacts of strikes during the first quarter 2010.
The utilization rates based on crude throughput and based on the throughput of crude and other feedstock were 73% and 77%, respectively, in the first quarter 2010 compared to 81% and 86% in the first quarter 2009 and 75% and 79% in the fourth quarter 2009.
     > Results

in millions of euros
(except ERMI refining margins)	1Q10	4Q09	1Q09	1Q10 vs 1Q09
European refining margin indicator — ERMI ($/t)	29.5	11.7	30.5	-3%
Adjusted operating income*	191	11	791	-76%
Adjusted net operating income*	155	51	600	-74%
• includes income from equity affiliates	14	19	33	-58%

Investments	456	844	495	-8%
Divestments	27	48	36	-25%
Cash flow from operating activities	454	(1,400)	1,648	-72%
Adjusted cash flow	323	199	934	-65%

*	detail of adjustment items shown in the business segment information annex to financial statements.

The European refinery indicator averaged 29.5 $/t over the quarter, a decrease of 3% compared to the first quarter.
Adjusted net operating income from the Downstream segment was 155 M€ in the first quarter 2010, a decrease of 74% compared to the first quarter 2009, reflecting less favorable conditions for supply optimization and marketing as well as the lower throughput level for the Group’s refineries.
Expressed in dollars, adjusted net operating income for the Downstream segment decreased by 73% compared to the first quarter 2009.
The ROACE15 for the Downstream segment for the twelve months ended March 31, 2010 was 4% compared to 7% for the full year 2009. The annualized first quarter 2010 ROACE for the Downstream segment was 4%.

[15]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

Chemicals

				1Q10 vs
in millions of euros	1Q10*	4Q09	1Q09	1Q09
Sales	4,223	3,932	3,218	+31%
• Base chemicals	2,532	2,389	1,776	+43%
• Specialties	1,691	1,543	1,442	+17%
Adjusted operating income**	154	66	(68)	na
Adjusted net operating income**	157	72	(32)	na
• Base chemicals	44	(16)	(40)	na
• Specialties	117	93	16	x7
Investments	94	225	179	-47%
Divestments	6	20	6	—
Cash flow from operating activities	(90)	324	178	na
Adjusted cash flow	228	218	(134)	na

*	effective January 1, 2010, the Samsung-Total Petrochemicals joint venture, owned 50% by Total, is consolidated as an equity affiliate whereas in the past it was proportionately consolidated.

**	detail of adjustment items shown in the business segment information annex to financial statements.
In the first quarter 2010, petrochemical margins improved while polymer sales volumes remained stable compared to the first and fourth quarters of 2009.
Sales for the Chemical segment were 4,223 M€, an increase of 31% compared to the first quarter 2009.
The adjusted net operating income for the Chemicals segment was 157 M€, including 117 M€ from the Specialty chemicals sector which benefited from higher demand in all of its markets compared to the first quarter 2009 as well as its cost reduction efforts.
The ROACE16 for the Chemicals segment for the twelve months ended March 31, 2010 was 6% compared to 4% for the full year 2009. The annualized first quarter 2010 ROACE for the Chemicals segment was 9%.

[16]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

● Summary and outlook
The ROACE17 for the Group for the twelve months ended March 31, 2010, was 13%, essentially unchanged from the full year 2009. The annualized first quarter 2010 ROACE for the Group was 15%.
Return on equity for the twelve months ended March 31, 2010, was 16%, the same level as the full year 2009.
Pending approval at the Annual Shareholders Meeting on May 21, 2010, TOTAL S.A. will pay on June 1, 2010, the remaining €1.14 per share18 of the 2009 dividend, which is equal in amount to the interim dividend paid in November 2009. The full-year 2009 dividend is a total of €2.28 per share.
In the Upstream segment, the production growth observed over the past quarters is expected to continue in 2010, fueled by the ramp-up of projects started in 2009 and the start-up of the second Yemen LNG train earlier this month.
To strengthen production growth in the medium term, the Group is pursuing the development of diversified and major projects, including Pazflor in Angola, Usan in Nigeria, Kashagan in Kazakhstan, and, since the beginning of this year, Surmont Phase 2 in Canada and Laggan Tormore in the UK North Sea. The official launch of the CLOV project in Angola, already approved internally by Total, is expected very soon. In the framework of its strategy to access new resources, Total is pursuing an ongoing exploration program and evaluating opportunities for partnerships that leverage its operational and technical expertise.
In the Downstream segment, Total is strengthening its competitiveness by adapting its portfolio to changes in the market.
In the Chemicals, the Group is benefiting from the ramp up of petrochemicals production at its new ethane cracker in Qatar and from its Specialty chemicals units that are well positioned for the economic recovery.
Since the start of the second quarter 2010, the price of Brent has risen and stabilized around $85 per barrel, but refining margins have fallen relative to the first quarter level. The environment for the Chemicals segment is progressively improving.
♦ ♦ ♦
To listen to CFO Patrick de la Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)203 367 9453 in Europe or +1 866 907 5923 in the U.S. (access code : Total). For a replay, please consult the website or call +44 (0)203 367 9460 in Europe or 1 877 642 3018 in the US (code : 269 937).

[17]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

[18]	the ex-dividend date for the remainder of the 2009 dividend would be May 27, 2010.

The March 31, 2010 notes to the consolidated financial statements are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the United States Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and the replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the adjustment items related to Sanofi-Aventis. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our annual report on Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92400 Courbevoie, France, or on our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

Operating information by segment
First quarter 2010
● Upstream

Combined liquids and gas production by				1Q10 vs
region (kboe/d)	1Q10	4Q09	1Q09	1Q09
Europe	647	627	686	-6%
Africa	746	780	741	+1%
Middle East	516	493	419	+23%
North America	66	41	11	x6
South America	172	167	184	-7%
Asia-Pacific	254	242	255	—
CIS	26	27	26	—
Total production	2,427	2,377	2,322	+5%
Includes equity and non-consolidated affiliates	415	393	350	+19%

Liquids production by region (kb/d)	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Europe	301	306	320	-6%
Africa	620	648	633	-2%
Middle East	302	304	315	-4%
North America	32	30	10	x3
South America	72	68	85	-15%
Asia-Pacific	32	31	36	-11%
CIS	14	17	14	—
Total production	1,373	1,404	1,413	-3%
Includes equity and non-consolidated affiliates	284	276	294	-3%

				1Q10 vs
Gas production by region (Mcf/d)	1Q10	4Q09	1Q09	1Q09
Europe	1,940	1,736	1,985	-2%
Africa	644	681	551	+17%
Middle East	1,188	1,050	574	x2
North America	188	53	8	x24
South America	554	546	549	+1%
Asia-Pacific	1,249	1,196	1,223	+2%
CIS	66	58	67	-1%
Total production	5,829	5,320	4,957	+18%
Includes equity and non-consolidated affiliates	709	635	302	x2

				1Q10 vs
Liquefied natural gas	1Q10	4Q09	1Q09	1Q09
LNG sales* (Mt)	2.89	2.35	2.10	+38%

*	sales, Group share, excludes trading
● Downstream

				1Q10 vs
Refined products sales by region (kb/d)*	1Q10	4Q09	1Q09	1Q09
Europe	1,949	2,046	2,176	-10%
Africa	286	295	277	+3%
Americas	147	145	189	-22%
Rest of world	145	158	128	+13%
Total consolidated sales	2,527	2,644	2,770	-9%
Trading	990	921	1,000	-1%

Total refined product sales	3,517	3,565	3,770	-7%

*	includes trading and share of CEPSA

Adjustment items
● Adjustments to operating income from business segments

in millions of euros	1Q10	4Q09	1Q09
Special items affecting operating income from the business segments	(50)	(411)	(103)
• Restructuring charges	—	—	—
• Impairments	—	(283)	—
• Other	(50)	(128)	(103)
Pre-tax inventory effect : FIFO vs. replacement cost	486	449	477

Total adjustments affecting operating income from the business segments	436	38	374
● Adjustments to net income (Group share)

in millions of euros	1Q10	4Q09	1Q09
Special items affecting net income (Group share)	14	(264)	(87)
• Gain on asset sales	129	92	13
• Restructuring charges	—	(17)	(6)
• Impairments	(59)	(260)	—
• Other	(56)	(79)	(94)
Equity shares of adjustments related to Sanofi-Aventis*	(41)	(48)	(63)
After-tax inventory effect : FIFO vs. replacement cost	344	296	327

Total adjustments to net income	317	(16)	177

*	based on Total’s share in Sanofi-Aventis of 6.2% at 3/31/2010, 7.4% at 12/31/2009 and 10.9% at 3/31/2009.
Effective tax rates

Effective tax rate*	1Q10	4Q09	1Q09
Upstream	60.0%	57.6%	58.1%
Group	57.1%	55.4%	52.2%

*	tax on adjusted net operating income / (adjusted net operating income — income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments — Divestments

				1Q10 vs
in millions of euros	1Q10	4Q09	1Q09	1Q09
Investments excluding acquisitions*	2,427	3,307	2,747	-12%
• Capitalized exploration	199	256	228	-13%
• Net investments in equity affiliates and non-consolidated companies	111	159	225	-51%
Acquisitions	1,217	112	93	x13

Investments including acquisitions*	3,644	3,419	2,840	+28%

Asset sales	965	821	359	x3

Net investments **	2,661	2,580	2,463	+8%

				1Q10 vs
expressed in millions of dollars***	1Q10	4Q09	1Q09	1Q09
Investments excluding acquisitions*	3,356	4,887	3,579	-6%
• Capitalized exploration	275	378	297	-7%
• Net investments in equity affiliates and non-consolidated companies	154	235	293	-47%
Acquisitions	1,683	166	121	x14

Investments including acquisitions*	5,039	5,053	3,700	+36%

Asset sales	1,334	1,213	468	x3

Net investments **	3,680	3,813	3,209	+15%

*	includes net investments in equity affiliates and non-consolidated companies.

**	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies — asset sales + net financing for employees related to stock purchase plans.

***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	3/31/2010	12/31/2009	3/31/2009
Current borrowings	6,840	6,994	4,771
Net current financial assets	(654)	(188)	(80)
Non-current financial debt	19,727	19,437	19,078
Hedging instruments of non-current debt	(1,212)	(1,025)	(934)
Cash and cash equivalents	(12,954)	(11,662)	(13,319)
Net debt	11,747	13,556	9,516

Shareholders’ equity	57,283	52,552	52,597
Estimated dividend payable*	(3,821)	(2,546)	(3,812)
Minority interests	1,083	987	1,004
Equity	54,545	50,993	49,789

Net-debt-to-equity ratio	21.5%	26.6%	19.1%

*	based on a dividend equal to 2.28 €/share less the interim dividend 1.14 €/share (2,545 M€) paid in November 2009.
2010 Sensitivities*

			Impact on adjusted	Impact on adjusted
			operating	net operating
	Scenario	Change	income(e)	income(e)
Dollar	1.40 $/€	+0.1 $per	€-1.1 B €	-0.6 B €
Brent	60 $/b	+1 $/b	+0.25 B €/ 0.35 B$	+0.11 B €/ 0.15 B$
European refining margins ERMI	15 $/t	+1 $/t	+0.07 B €/ 0.10 B$	+0.05 B €/ 0.07 B$

*	sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 75% respectively, and the remaining impact of the €-$ sensitivity is essentially in the Downstream segment.

Return on average capital employed
● Twelve months ended March 31, 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group
Adjusted net operating income	6,871	508	461	7,840	8,399
Capital employed at 3/31/2009*	35,027	13,095	7,175	55,297	61,688
Capital employed at 3/31/2010*	39,925	15,634	7,412	62,971	67,099
ROACE	18.3%	3.5%	6.3%	13.3%	13.0%

*	at replacement cost (excluding after-tax inventory effect).
● Full year 2009

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group
Adjusted net operating income	6,382	953	272	7,607	8,226
Capital employed at 12/31/2008*	32,681	13,623	7,417	53,721	59,764
Capital employed at 12/31/2009*	37,397	15,299	6,898	59,594	64,451

ROACE	18.2%	6.6%	3.8%	13.4%	13.2%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 256 M€ pre-tax at 12/31/2008
● Twelve months ended March 31, 2009

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group
Adjusted net operating income	9,475	2,858	478	12,811	13,462
Capital employed at 3/31/2008*	25,731	11,415	7,266	44,412	52,015
Capital employed at 3/31/2009*	35,027	13,095	7,175	55,297	61,688

ROACE	31.2%	23.3%	6.6%	25.7%	23.7%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 129 M€ pre-tax at 3/31/2008.